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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                  )*

OVERSTOCK.COM, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

690370  10  1
(CUSIP Number)

Patrick M. Byrne
6322 South 3000 East, Suite 100
Salt Lake City, Utah 84121
(801) 947-3100
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

November 14, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:    ☐

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 690370 10 1

1	Name of Reporting Person Patrick M. Byrne

2	Check the Appropriate Box If A Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds WC(1)

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

7	Sole Voting Power 21,102(2)

8	Shared Voting Power 5,507,368(3)

9	Sole Dispositive Power 21,102

10	Shared Dispositive Power 5,507,368

11	Aggregate Amount Beneficially Owned by Reporting Person 5,528,470

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 36.6%

14	Type of Reporting Person IN

(1)
Working Capital of High Plains Investments LLC.

(2)
All 21,102 Shares reported consist of unexercised options, which have no actual voting power.

(3)
Includes 629,536 Shares reported that consist of unexercised warrants, which have no actual voting power.

CUSIP No. 690370 10 1

1	Name of Reporting Person John B. Pettway

2	Check the Appropriate Box If A Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds WC(1)

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

7	Sole Voting Power 276,883(2)

8	Shared Voting Power 5,507,368(3)

9	Sole Dispositive Power 276,883

10	Shared Dispositive Power 5,507,368

11	Aggregate Amount Beneficially Owned by Reporting Person 5,784,251

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 38.3%

14	Type of Reporting Person IN

(1)
Working Capital of High Plains Investments LLC.

(2)
Includes 2,611 Shares reported that consist of unexercised options, which have no actual voting power.

(3)
Includes 629,536 Shares reported that consist of unexercised warrants, which have no actual voting power.

CUSIP No. 690370 10 1

1	Name of Reporting Person High Plains Investments LLC

2	Check the Appropriate Box If A Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

7	Sole Voting Power 0

8	Shared Voting Power 5,507,368(1)

9	Sole Dispositive Power 0

10	Shared Dispositive Power 5,507,368

11	Aggregate Amount Beneficially Owned by Reporting Person 5,507,368

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 36.5%

14	Type of Reporting Person OO

(1)
Includes 629,536 Shares reported that consist of unexercised warrants, which have no actual voting power.

CUSIP No. 690370 10 1

1	Name of Reporting Person Haverford Valley L.C.

2	Check the Appropriate Box If A Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds WC(1)

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Utah

7	Sole Voting Power 0

8	Shared Voting Power 5,507,368(2)

9	Sole Dispositive Power 0

10	Shared Dispositive Power 5,507,368

11	Aggregate Amount Beneficially Owned by Reporting Person 5,507,368

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 36.5%

14	Type of Reporting Person OO

(1)
Working Capital of High Plains Investments LLC.

(2)
Includes 629,536 Shares reported that consist of unexercised warrants, which have no actual voting power.

STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer

        This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the "Shares") of Overstock.com, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6322 South 3000 East, Suite 100, Salt Lake City, Utah 84121.

Item 2. Identity and Background

        (a)  The names of the persons filing this statement are Patrick M. Byrne, John B. Pettway, High Plains Investments LLC and Haverford Valley, L.C.

        (b)  The business address of Dr. Byrne is 6322 South 3000 East, Suite 100, Salt Lake City, Utah 84121. The business address of Mr. Pettway is 9007 Seneca Lane, Bethesda, Maryland 20817. The business address of High Plains Investments LLC is 700 Bitner Road, Park City, Utah 84098, and its principal business is investing. The business address of Haverford Valley L.C. is 700 Bitner Road, Park City, Utah 84098, and its principal business is to serve as the manager of High Plains Investments LLC. The present principal occupation or employment of Dr. Byrne is President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer, the address of which is set forth above. The present principal occupation or employment of Mr. Pettway is Manager, Chief Financial Officer and in-house counsel of Haverford Valley L.C., an investment company, the address of which is 9007 Seneca Lane, Bethesda, Maryland 20817.

        (c)  Each of Dr. Byrne and Mr. Pettway is a citizen of the United States. High Plains Investments LLC and Haverford Valley L.C. have no executive officers or directors other than Dr. Bryne and Mr. Pettway. High Plains Investments LLC is a Delaware limited liability company. Haverford Valley L.C. is a Utah limited liability company.

        (d)  During the last five years, Dr. Byrne, Mr. Pettway, High Plains Investments LLC and Haverford Valley L.C. have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to any such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The 20,500 Shares acquired by High Plains Investments LLC in the last sixty days as described in Item 5 were purchased in open market transactions on the Nasdaq National Market System with working capital. The reporting persons acquired beneficial ownership (for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the other Shares described herein as follows prior to the date the Issuer became subject to the reporting requirements of the Exchange Act. Each of the reporting persons disclaims beneficial ownership of the Shares held by High Plains Investments LLC, Haverford Valley L.C., and any other person or entity described herein except to the extent of his or its pecuniary interest in each such person or entity.

        (a)  High Plains Investments LLC received 4,712,242 Shares, 145,090 shares of the Issuer's Series A Preferred Stock (which subsequently were converted into 145,090 Shares) and options to purchase 629,536 Shares as a distribution from Haverford Internet, LLC on April 5, 2002.

        (b)  Dr. Byrne acquired an option from the Issuer in July 2001 to purchase 35,286 Shares at an exercise price of $5.07 per Share as compensation for Dr. Byrne's personal guarantee of a bank loan to the Issuer. Vesting of the option ceased at 21,102 Shares upon the Issuer's repayment of the bank loan and the bank's release of the guarantee.

        (c)  Mr. Pettway acquired beneficial ownership of 274,272 Shares as a distribution from Haverford Internet, LLC on April 5, 2002 and acquired an option from the Issuer on October 23, 1999 to purchase 2,611 Shares at an exercise price of $3.69 per Share.

Item 4. Purpose of the Transaction

        The reporting persons hold the Shares as reported herein for the purpose of investment. Except as described herein, none of the reporting persons has formulated any plans or proposals which relate to or would result in:

        (a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d)  any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

        (e)  any material change in the present capitalization or dividend policy of the Issuer;

        (f)    any other material change in the Issuer's business or corporate structure;

        (g)  changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

        (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)    any action similar to any of those enumerated above.

        Each of the reporting persons reserves the right to (i) modify his or its present intentions and formulate plans or proposals to take any one or more of the actions referred to in paragraph (a) through (j) above and (ii) to increase or decrease his or its respective holdings of Shares through open market purchases, privately negotiated transactions or otherwise. In addition, Dr. Byrne may, in his capacity as the President and Chief Executive Officer of the Issuer, and as a member and the Chairman of the Board of Directors of the Issuer, consider and/or formulate plans to take any one or more of the actions referred to in paragraph (a) through (j) above at any time and from time to time, without disclosing any such plans, proposals or consideration of any of the same in an amendment to this Schedule 13D or otherwise unless Dr. Byrne is required by Section 13(d) of the Exchange Act or the rules thereunder to do so in his capacity as a stockholder of the Issuer.

Item 5. Interest in Securities of the Issuer

        (a)  As set forth herein, Dr. Byrne beneficially owns 5,528,470 Shares, which represent 36.6% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. Dr. Byrne shares voting and dispositive power over 5,507,368 Shares with High Plains Investments LLC, Haverford Valley L.C. and Mr. Pettway. Dr. Byrne has sole voting and dispositive power over 21,102 Shares subject to unexercised options.

        (b)  As set forth herein, Mr. Pettway beneficially owns 5,784,251 Shares, which represent 38.3% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. Mr. Pettway shares voting and dispositive power over 5,507,368 Shares with High Plains Investments LLC, Haverford Valley L.C. and Dr. Bryne. Mr. Pettway has sole voting and dispositive power over 2,611 Shares subject to unexercised options and sole voting and dispositive power over 274,272 Shares.

        (c)  As set forth herein, High Plains Investments LLC beneficially owns 5,507,368 Shares, which represent 36.5% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. High Plains Investments LLC shares voting and dispositive power over such 5,507,368 Shares with Dr. Byrne, Haverford Valley L.C. and Mr. Pettway.

        (d)  As set forth herein, Haverford Valley L.C., as Manager of High Plains Investments LLC, beneficially owns 5,507,368 Shares, which represent 36.5% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. Haverford Valley L.C., as Manager of High Plains Investments LLC, shares voting and dispositive power over such 5,507,368 Shares with Dr. Byrne, High Plains Investments LLC and Mr. Pettway.

        (e)  By providing the information contained herein, the reporting persons do not admit the existence of any "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each reporting person hereby disclaims membership in any such group.

        (f)    No transactions in the Shares were effected by any of the reporting persons in the last sixty days except that certain of the reporting persons acquired beneficial ownership of 20,500 of the Shares described herein on November 14, 2002 in open market purchases on the Nasdaq National Market System as described below:

Date	Number of Shares	Purchaser	Price Per Share
11/14/02	1,500	High Plains Investments LLC	$9.84
11/14/02	8,200	High Plains Investments LLC	$9.85
11/14/02	3,000	High Plains Investments LLC	$9.87
11/14/02	800	High Plains Investments LLC	$9.89
11/14/02	3,200	High Plains Investments LLC	$9.91
11/14/02	3,800	High Plains Investments LLC	$9.95

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information set forth in Items 1 through 5 is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the reporting persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. To the extent that any of the reporting persons has shared voting or shared investment power over any of the Shares as described herein, such shared power results from the relationships described herein. Each reporting person disclaims beneficial ownership of the Shares held by each other person or entity identified herein except to the extent of his or its pecuniary interest in each such person or entity.

Item 7. Material to be Filed as Exhibits

        Joint Filing Agreement dated November 22, 2002 to which each of the reporting persons is a party.

SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2002
/s/ PATRICK M. BYRNE Patrick M. Byrne
/s/ JOHN B. PETTWAY John B. Pettway
HIGH PLAINS INVESTMENTS LLC
By:	HAVERFORD VALLEY LC
	By:	/s/ JOHN B. PETTWAY
Name:	John B. Pettway
Title:	Manager
HAVERFORD VALLEY LC
By:	/s/ JOHN B. PETTWAY
Name:	John B. Pettway
Title:	Manager

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SCHEDULE 13D
STATEMENT ON SCHEDULE 13D
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of the Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
SIGNATURES